UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Management's Discussion and Analysis

of Financial Conditions and Results of Operations

For the quarter and nine months ended September 30, 2007

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and the audited consolidated financial statements and MD & A for the year ended December 30, 2006. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2006, except for the change in accounting policies noted below. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the nine months ended September 30, 2007 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

 Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Off-Balance Sheet Arrangements”, “Derivative Financial Instruments“, “Critical Accounting Estimates” or, “Market Risks and Uncertainties” to those outlined in the Company’s 2006 annualMD & A. As such, they are not repeated herein. The information in this MD & A is current as of October 30, 2007.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Net income for the third quarter ended September 30, 2007 was $26.4 million or $0.79 per diluted share compared to $25.1 million or $0.76 per diluted share for the corresponding quarter a year ago. Revenue for the period was $440.1 million compared to $436.3 million during the third quarter last year. Nine month net income decreased to $65.1 million or $1.96 per diluted share from $67.2 million or $2.04 per diluted share a year ago. Year-to-date revenue was $1.35 billion, up from last year’s nine month revenue of $1.32 billion. Excluding the impact of foreign exchange and Dorel Australia, acquired in the year, organic revenues declined by 3.1% in the quarter and 1.0% year-to-date.

For the quarter, a 10.6% revenue increase in the Juvenile segment offset a 14.5% decline in the Home Furnishings segment, while Recreational / Leisure revenues improved by 2.3%. Year-to-date, revenue increases in Juvenile and Recreational / Leisure of 8.0% and 9.6% respectively, offset a decline of 11.7% in the Home Furnishings segment. The Juvenile segment revenue increase in the quarter and year-to-date was led by Europe where the increase in revenue was 13.4% and 18.5% respectively. At the end of February 2007, Dorel acquired a 55% interest in IGC (Australia) Pty Ltd, based in Melbourne, Australia. Dorel Australia, now operating as IGC Dorel Pty Ltd, seven month revenues included in 2007 year-to-date results were $18.3 million. The Recreational / Leisure segment revenue increase is in both the mass merchant and Independent Bike Dealers (IBD) distribution channels and is principally coming from the core bicycle business. Home Furnishing declines continue to be due to a decline of furniture sales to the mass merchant chain, as well as some customers switching from a traditional “buy and sell” model to a commission structure.

As announced earlier this year, Dorel Europe, within the Juvenile segment, is implementing significant operational changes related to its production facilities in Italy and France. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing.  Additionally, on May 17, 2007 the Company announced a plan for restructuring at Ameriwood Industries, within the Home Furnishings segment, where the majority of manufacturing operations at the Dowagiac, Michigan ready-to-assemble furniture (RTA) facility have been suspended. Note 3 to the September 30, 2007 interim financial statements includes complete details related to these initiatives.

As such, results for 2007 include restructuring costs for both of these initiatives. Also note that the comparative 2006 figures include restructuring costs for Ameriwood’s Wright City, Missouri plant closure that was concluded in 2006. As a result, the Company is including in this MD & A the following non-GAAP financial measures; “adjusted gross margin”, “adjusted earnings from operations”, “adjusted net income” and “adjusted earnings per share”. The Company believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore, this MD & A contains these non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. Contained within this MD & A are reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

Below is a reconciliation to certain of these non-GAAP financial figures

Reconciliation to non-GAAP financial measures

	Third Quarter ended		Nine Months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Net income - as reported	$ 26,360	$ 25,073	$ 65,144	$ 67,190

Earnings per Share - as reported
Basic	$0.79	$0.76	$1.96	$2.04
Diluted	$0.79	$0.76	$1.96	$2.04

Reconciling items
Juvenile segment restructuring costs included in pre-tax income	$ 161	$ -	$ 6,045	$ -
Less: Income taxes on restructuring costs	(74)	-	(2,072)	-
After-tax amount of restructuring costs	87	-	3,973	-

Home Furnishing segment restructuring costs included in pre-tax income	$ 886	$ 35	$ 10,633	$ 717
Less: Income taxes on restructuring costs	(312)	(12)	(3,653)	(252)
After-tax amount of restructuring costs	574	23	6,980	465

Adjusted net income	$ 27,021	$ 25,096	$ 76,097	$ 67,655

Adjusted Earnings per Share
Basic	$0.81	$0.76	$2.29	$2.06
Diluted	$0.81	$0.76	$2.29	$2.06

Gross margins for the quarter were unchanged at 24.2% versus 2006. Year-to-date gross margins have improved by 140 basis points to 24.2% in 2007 as compared to 22.8% in 2006. Year-to-date adjusted gross margins have either improved or remained constant with prior year levels across all segments. However the 2007 restructuring costs incurred and grouped in cost of sales in the Home Furnishings segment has the impact of lowering that segment’s margin below last year’s levels. The Company’s selling, general and administrative (S,G & A) costs in the quarter were consistent at $56.9 million versus $56.0 million in 2006. Year-to-date, these costs have increased in 2007 versus 2006 by $16.6 million. Despite running at higher levels than the prior year, the increases are near plan. The major components of the increase are higher costs in Europe due to both greater sales activity and the conversion of expenses at a higher rate of exchange, the inclusion of Dorel Australia and higher legal costs.

The principal changes in earnings from 2006 to 2007 are summarized as follows:

Earnings from operations by Segment:	Quarter	Year-to-Date
Juvenile increase, excluding restructuring costs	$ 5,558	$ 13,635
Home Furnishings decrease, excluding restructuring costs	(3,691)	(5,530)
Recreational/Leisure increase (decrease)	(664)	7,063
Restructuring costs in 2007	(1,047)	(16,678)
Restructuring costs in 2006	35	717
Total earnings from operations increase (decrease)	191	(793)

Lower interest costs	1,953	4,618
Decrease (increase) in income taxes	598	(2,067)
Other	(1,455)	(3,804)
Total increase (decrease) in after-tax earnings	$ 1,287	$ (2,046)

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Dec. 30, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
Revenues	$ 447,930	$ 455,669	$ 459,035	$ 440,115

Net income	$ 21,675	$ 27,939	$ 10,845	$ 26,360

Earnings per share
Basic	$ 0.66	$ 0.85	$ 0.32	$ 0.79
Diluted	$ 0.66	$ 0.85	$ 0.32	$ 0.79

Amount of restructuring costs included in the quarter based on diluted earnings per share	$ 0.08	$ 0.04	$ 0.27	$ 0.02

Operating Results for the Quarters Ended
	Dec. 30, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006
Revenues	$ 430,258	$ 451,024	$ 435,914	$ 436,300

Net income	$ 22,546	$ 24,181	$ 17,936	$ 25,073

Earnings per share
Basic	$ 0.69	$ 0.74	$ 0.55	$ 0.76
Diluted	$ 0.69	$ 0.74	$ 0.55	$ 0.76

Amount of restructuring costs included in the quarter based on diluted earnings per share	$ 0.01	$ 0.01	$ 0.00	$ 0.00

Segmented Results

Effective January 2007, the Company’s electric ride-on toy business, previously sold and serviced by DJG USA in the Juvenile segment, has been transferred to Pacific Cycle in the Recreational / Leisure segment. To allow for better year-over-year comparability, all prior year comparative segmented revenue and earnings figures have been re-stated, adding these sales and related earnings to the Recreational / Leisure segment and removing them from the Juvenile segment. As such, for the third quarter, revenues of $3.0 million and earnings of $0.7 million have been re-classified. For the year-to-date figures, revenues of $10.5 million and earnings of $1.3 million have been re-classified.

Segmented figures are presented in Note 12 of the interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a percentage of revenues	Third Quarter Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	69.4%	69.8%	69.0%	70.7%
Gross Margin	30.6%	30.2%	31.0%	29.3%
Selling, general and administrative expenses	14.6%	15.4%	15.1%	14.4%
Depreciation and amortization	3.3%	3.3%	3.3%	3.2%
Research and development costs	0.6%	0.7%	0.6%	0.7%
Restructuring costs	0.1%	0.0%	0.8%	0.0%
Earnings from operations	12.0%	10.8%	11.2%	11.0%

Reconciliation to non-GAAP financial measures	Third Quarter Ended September 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$ 236,755	$ -	$ 236,755
Cost of sales	164,405	-	164,405
Gross Margin	72,350	-	72,350
Gross Margin %	30.6%		30.6%
Selling, general and administrative expenses	34,562	-	34,562
Depreciation and amortization	7,742	-	7,742
Research and development costs	1,370	-	1,370
Restructuring costs	161	(161)	-
Earnings from operations	$ 28,515	$ 161	$ 28,676
Earnings as a percentage of revenues	12.0%		12.1%

Reconciliation to non-GAAP financial measures	Nine Months Ended September 30, 2007
	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$ 715,589	$ -	$ 715,589
Cost of sales	493,439	-	493,439
Gross Margin	222,150	-	222,150
Gross Margin %	31.0%		31.0%
Selling, general and administrative expenses	108,015	-	108,015
Depreciation and amortization	23,315	-	23,315
Research and development costs	4,410	-	4,410
Restructuring costs	6,045	(6,045)	-
Earnings from operations	$ 80,365	$ 6,045	$ 86,410
Earnings as a percentage of revenues	11.2%		12.1%

The Juvenile segment’s results include restructuring costs pertaining to its European operations as described above. The restructuring that was initiated in the fourth quarter of 2006 continued into 2007 and as such the third quarter includes pre-tax restructuring charges of $0.2 million. This figure is net of a gain on the sale of machinery and equipment of $0.6 million. Year-to-date, these costs total $6.0 million. Since the inception of the plan, a total of $10.0 million has been expensed out of the total expected cost of approximately $15 million.

Led by another robust performance by Dorel Europe and the strong Euro, third quarter Juvenile segment revenues rose 10.6% to $236.8 million from $214.0 million last year. Excluding the impact of foreign exchange and the contribution of Dorel Australia, organic sales growth in the third quarter was 2.6%, substantially all of which was generated in Europe. Earnings from operations were $28.5 million for the quarter. Adjusted earnings from operations increased 24.0% to $28.7 million from $23.1 million in the prior year. Nine month revenue was up 8.0% to $715.6 million from last year’s $662.8 million. Excluding foreign exchange and Dorel Australia, year-to-date revenues have increased 1.2% as gains in Europe and Canada have offset lower sales at DJG USA. Earnings from operations were $80.4 million for the nine month period. Adjusted earnings from operations rose 18.7% to $86.4 million from $72.8 million.

Revenue at Dorel Europe increased 13.4% for the quarter and 18.5% year-to-date. Organic revenue growth in Europe, excluding the benefit of a stronger Euro in 2007, was 5.2% in the quarter and 9.8% year-to-date. An important contributor to the growth in Europe was sales of car seats and strollers under the Maxi and Quinny brands, with especially strong results in the United Kingdom, Germany and Eastern Europe. Year-to-date revenue generated in 2007 by the Company’s European operations comprised 47% of total segment sales, as compared to 43% for the nine month period ended September 30, 2006.

Revenue in North America increased by 1.7% in the quarter, but has declined by 4.8% year-to-date. DJG USA’s revenues declined by 2.0% in the quarter and are 10.0% behind last year’s nine month sales levels. Offsetting this is Dorel Distribution Canada which continues to have a solid year, running at a growth rate of approximately 25%. Dorel Australia, the Company’s newest division, was profitable during the quarter and management is pleased with the progress being made in preparing to sell Dorel’s complete set of brands through this division, the impact of which will occur in 2008.

Gross margins in Europe have improved over 2006 levels due mainly to a more profitable product mix. The stronger Euro also had a positive effect as imported goods are purchased in U.S. dollars. This, along with higher sales levels, has increased year-to-date earnings considerably as compared to the prior year, though for the quarter European earnings were relatively flat. Combined gross margins in Canada and the United States also increased, by 100 basis points in the quarter and by 50 basis points year-to-date. North American earnings from operations for the quarter rebounded from the second quarter and were higher than the prior year’s quarter by just over 60%. Owing to the strong quarter, year-to-date North American earnings are now only 4.4% behind last year’s levels.

Selling, general and administrative (S,G & A) expenses are higher than the prior year due mainly to higher costs in Europe owing to greater sales activity and the rate of exchange used to translate these expenses to U.S. dollars. Dorel Australia has also added $2.9 million of S,G & A expenses thus far in 2007. Costs associated with product liability in 2007 for the Juvenile segment totaled $3.6 million in the third quarter and $14.7 million year-to-date. This compares to $7.5 million for the quarter and $19.1 million year-to-date in 2006.

Home Furnishings

Expenses as a percentage of revenues	Third Quarter Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	84.8%	82.5%	86.3%	85.5%
Gross Margin	15.2%	17.5%	13.7%	14.5%
Selling, general and administrative expenses	6.1%	6.7%	8.0%	7.1%
Depreciation and amortization	1.1%	1.2%	1.3%	1.3%
Research and development costs	0.5%	0.5%	0.6%	0.5%
Restructuring costs	0.6%	0.0%	1.9%	0.0%
Earnings from operations	6.9%	9.1%	1.9%	5.6%

Reconciliation to non-GAAP	Third Quarter ended September 30
financial measures	2007			2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$122,087	$ -	$ 122,087	$142,845	$ -	$ 142,845
Cost of sales	103,554	(172)	103,382	117,813	(35)	117,778
Gross Margin	18,533	172	18,705	25,032	35	25,067
Gross Margin %	15.2%		15.3%	17.5%		17.5%
Selling, general and administrative expenses	7,493	-	7,493	9,667	-	9,667
Depreciation and amortization	1,297	-	1,297	1,677	-	1,677
Research and development costs	570	-	570	687	-	687
Restructuring costs	714	(714)	-	-	-	-
Earnings from operations	$ 8,459	$ 886	$ 9,345	$13,001	$ 35	$ 13,036
as a percentage of revenues	6.9%		7.7%	9.1%		9.1%

Reconciliation to non-GAAP	Nine months ended September 30
financial measures	2007			2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs	As reported	Restructuring Costs	Adjusted, Excluding Costs
Revenues	$350,283	$ -	$ 350,283	$396,651	$ -	$ 396,651
Cost of sales	302,175	(3,922)	298,253	338,946	(717)	338,229
Gross Margin	48,108	3,922	52,030	57,705	717	58,422
Gross Margin %	13.7%		14.9%	14.5%		14.7%
Selling, general and administrative expenses	28,056	-	28,056	28,329	-	28,329
Depreciation and amortization	4,504	-	4,504	4,982	-	4,982
Research and development costs	2,018	-	2,018	2,129	-	2,129
Restructuring costs	6,711	(6,711)	-	-	-	-
Earnings from operations	$ 6,819	$ 10,633	$ 17,452	$22,265	$ 717	$ 22,982
as a percentage of revenues	1.9%		5.0%	5.6%		5.8%

As announced in May of 2007, Ameriwood has suspended operations at its Dowagiac, Michigan plant, as its overall manufacturing footprint exceeds anticipated demand for domestically manufactured furniture. This occurred in July and has resulted in the Company recording a year-to-date pre-tax restructuring charge of $10.6 million, of which $3.9 million is grouped in cost of sales. Of the total amount, $9.6 million represents the write-down of building, equipment and inventory, a non-cash expense. The remaining $1.0 million is mainly for employee severance. Of the year-to-date amount, $0.9 million was recorded in the third quarter. The total cost of the restructuring is expected to be $11.5 million, the majority of which will be recorded in the current year.

Third quarter Home Furnishings revenue decreased 14.5% to $122.1 million from $142.8 million. Earnings from operations in the quarter were $8.5 million. Adjusted earnings from operations decreased 28.3% to $9.3 million from $13.0 million. Year-to-date revenues were $350.3 million, down 11.7% from last year’s $396.7 million. Year-to-date earnings from operations were $6.8 million, while adjusted earnings from operations were $17.5 million, down 24.1% from the $23.0 million recorded a year ago. In the second quarter of 2007, the Company recorded an insurance recovery in the amount of $2.2 million. This amount is the final portion of a claim settlement related to the Company’s business interruption insurance policy. The amount received was for additional production costs incurred due to a lack of board supply following a mid-2006 fire at one of the Company’s primary suppliers of particle board.

The slowdown in the U.S. housing industry that was cited as one of the reasons for this year’s second quarter decline in earnings continued into the third quarter. Despite the slowdown, third quarter revenues actually improved from the second quarter by 15.6% from the $105.6 million in that quarter. All Home Furnishings divisions posted higher sales in the third quarter versus the second. Year-over-year, third quarter margins declined, the majority of the decline due to decreases at Cosco Home & Office and Ameriwood. The less profitable profit mix experienced at Cosco in the second quarter continued into the third and Ameriwood continues to operate at gross margin levels that are lower than last year. Year-to-date adjusted gross margins are consistent with last year at 14.9% versus 14.7% in 2006.

Due to reduced revenues, Dorel Asia’s earnings were lower in the quarter and year-to-date earnings are approximately 17% below last year. Some of the revenue decline at Dorel Asia can be attributed to the fact that it now recognizes profit as commissions as opposed to the previous method of recognizing the complete sale for more of its customers. This has the effect of reducing revenues, but not affecting earnings. However, over and above this change, sales to certain mass merchants are in fact down at Dorel Asia. For the quarter, Dorel Home Products (DHP) recorded slight sales and earnings declines versus last year of 3.5% and 4.8% respectively. Despite higher sales, earnings at Cosco Home & Office were affected by a less profitable sales mix and continued higher S,G & A costs. The combination of these higher costs and less profitable product mix are the principal reasons for Cosco’s nine month earnings running $6.4 million behind last year’s figures.

Recreational / Leisure

Expenses as a percentage of revenues	Third Quarter Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	80.7%	79.8%	80.1%	81.5%
Gross Margin	19.3%	20.2%	19.9%	18.5%
Selling, general and administrative expenses	11.3%	11.5%	10.0%	10.6%
Depreciation and amortization	0.6%	0.3%	0.5%	0.3%
Earnings from operations	7.4%	8.4%	9.4%	7.6%

Pacific Cycle’s third quarter revenue was up 2.3% to $81.3 million from $79.4 million a year ago. Earnings from operations declined slightly to $6.0 million from $6.6 million. Despite the slightly higher sales, earnings were negatively impacted by a decline in gross margin. This decline was caused principally by a less favourable product mix. For the nine months, revenue totaled $288.9 million, up 9.6% from $263.8 million last year, while earnings from operations rose 35.2% to $27.1 million, compared to $20.1 million last year. Unlike the quarter, gross margins year-to-date improved by 140 basis points.

However, this is due to the fact that the second quarter of 2006 included a $3.5 million pre-tax inventory reserve that was taken at that time on specific bicycle inventory. This reserve had the impact of reducing 2006 year-to-date margins by 130 basis points, meaning the 2007 gross margin percentage is consistent with the prior year. The segment has broadened its product line in 2007, but the majority of the revenue growth in 2007 is due to improved bicycle sales to both new and existing customers in the mass merchant and independent bicycle dealer (IBD) network. Selling, general and administrative (S,G & A) costs as a percentage of revenue are lower than 2006 levels for both the quarter and year-to-date. In dollar terms they are flat for the quarter and have increased by $1.0 million year-to-date.

Other Expenses

As a result of lower average borrowings, interest on long term debt in the third quarter of 2007 was $6.1 million, lower than the $7.6 million incurred in 2006. The Company’s year-to-date average interest rate was approximately 6.5% in both 2007 and 2006. Year-to-date corporate expenses in 2007 are $3.8 million higher than in 2006. Included in this increase are higher stock based compensation non-cash expenses which have increased by $2.0 million as well as the impact of the stronger Canadian dollar, as the majority of these expenses are incurred in Canada. The Company’s year-to-date tax rate is 16.5%, within the expected range of 14% to 18%. The Company’s tax rate can vary widely from quarter to quarter given its multi-jurisdictional nature and the impact of changes within certain jurisdictions in a particular period. For the full year, the tax rate is expected to remain in the 14% to 18% range.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

On February 28, 2007, the Company acquired a 55% interest in Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company paid cash consideration of $2.8 (AUD $3.5) million in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7.4 (AUD$9.4) million through its existing credit facilities. The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. The Company has performed a preliminary allocation of the cost of this purchase to the net assets acquired, details of which can be found in Note 2 to the September 30, 2007 financial statements.

Cash flow improved over 2006 with year-to-date cash flow from operations increasing to $94.9 million, a 41% increase over last year’s $67.3 million. This improvement was despite slightly lower after-tax earnings as the majority of the restructuring costs incurred in 2007 are non-cash items. Excluding disbursements related to business acquisitions, year-to-date capital expenditures, comprising fixed assets, deferred development costs and intangible assets, total $25.3 million in 2007, an increase from 2006 spending of $21.8 million. The increase is due to a greater level of spending on new product development reflected in the additional $4.2 million spent on deferred development costs in 2007. Year-to-date free cash flow, a non-GAAP financial measure defined as cash provided by operating activities less capital expenditures and variations in funds held by ceding insurer, was $69.7 million compared to $49.1 million in 2006, an improvement of $20.6 million as follows:

	2007	2006	Change

Cash provided by operating activities	$ 94,932	$ 67,297	$ 27,635
Less:
Additions to property, plant and equipment – net	(13,557)	(13,097)	(460)
Deferred development costs	(10,377)	(6,158)	(4,219)
Intangible assets	(1,320)	(2,592)	1,272
Funds held by ceding insurer	-	3,647	(3,647)
	(25,254)	(18,200)	(7,054)

Free cash flow	$ 69,678	$ 49,097	$ 20,581

Financing activities in 2007 include the $7.4 million disbursed in connection with the refinancing of IGC’s debt subsequent to its acquisition. During the first quarter of 2007, the Company received $14.7 million from the issuance of capital stock upon the exercise of company stock options. Included in year-to-date investing activities in 2007 is the $2.2 million paid in reference to the investment in IGC, as described above. This amount represents $2.8 million paid , net of cash acquired. The 2006 comparative figure of $4.9 million was paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle.

On September 25, 2007 the Board of Directors of Dorel declared a quarterly dividend of twelve and one half cents ($0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the Company. These dividends were paid on October 18, 2007 to shareholders of record at the close of business on October 5, 2007. This was the third dividend declared in 2007 and forms part of an expected ongoing quarterly dividend policy paying $0.50 per share per annum. The September dividend declaration amount totaled $4.2 million and as it was unpaid as at September 30, 2007, this amount does not appear on the Company’s cash flow statement. As such, the year-to-date dividend paid figure on the cash flow represents the previous two dividend declarations only.

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325.0 million and includes an accordion feature allowing the Company to have access to an additional $200.0 million on a revolving basis, if required. As at September 30, 2007, an amount of $162.0 million relating to this facility is included in long-term debt.

Balance Sheet

At the end of the period, there were no significant changes to the financial position of the Company as at December 30, 2006. However, a substantial increase in the value of the Euro versus the U.S. dollar has had the impact of increasing certain balance sheet values. This increase in the value of the net assets of the Company’s European operations due to exchange rates is reflected in the increase in the Company’s Other Comprehensive Income account, which is grouped in Shareholders’ Equity. This amount has increased from $63.9 million as at December 30, 2006 to $91.6 million as of September 30, 2007.

Also, the acquisition of IGC Dorel further distorts the Company’s financial position as at September 30, 2007. For a more accurate interpretation of the Company’s change in financial position, readers are asked to consult the Consolidated Statement of Cash Flow which does not include these two sources of variation when comparing the opening and closing periods. The Company’s $55.0 million Series “A” Senior Guaranteed Notes are due in full in February 2008. As such, it has been classified as current as opposed to long-term. It is expected that this amount will be paid from the Company’s revolving bank loan facilities.

Certain of the Company’s working capital ratios are as follows:

	As at:
	Sept. 30, 2007	Dec. 30, 2006
Quick ratio	0.85	0.92
Current ratio	1.81	1.98
# of days in receivables	60.8	58.4
# of days in inventory	86.9	83.2

The days in receivables and days in inventory ratios are relatively consistent over these same periods. It should be noted that these two calculations are done using average accounts receivable and inventory balances as well as a rolling twelve month period for sales and cost of sales so as to minimize the impact of seasonal fluctuations.

As of September 30, 2007, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Change in Accounting Policies

Effective as of the beginning of the 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments re-measured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and September 30, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $0.2 million as at September 30, 2007 ($0.3 million – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet. The adoption of these standards had no impact on the consolidated statement of income.

OTHER INFORMATION

Trading on the Toronto Stock Exchange, which has been the primary market of the Class B Shares since 1990, accounts for more than 85% of the total trading volume of the Class B Shares on the Toronto Stock Exchange and the NASDAQ Global Market combined. In light of the historically low trading volume of Class B Shares on the NASDAQ Global Market, the Company concluded that the increased costs of maintaining the listing of the Class B Shares on the NASDAQ Global Market outweigh the benefits of continuing such listing.

Therefore on March 7, 2007 the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market. The Company filed a notification of removal from listing on the NASDAQ Global Market on Form 25 with the SEC on March 19, 2007. The withdrawal of the Class B Shares from listing was effective 10 days after the filing of this notice. Accordingly, the Class B Shares were suspended from trading on the NASDAQ Global Market as of market open on March 19, 2007 and the Class B Shares were delisted from the NASDAQ Global Market on March 29, 2007.

With the delisting of the Class B Shares from the NASDAQ Global Market, the Company will continue to file or furnish reports with the SEC. However, the Company intends at a future date, if permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), to terminate the registration of the Shares with the SEC. The delisting of the Shares from the NASDAQ Global Market will not affect the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares will continue to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting becomes effective.

The designation, number and amount of each class and series of its shares outstanding as of October 26, 2007 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,427,744	$1,913	28,969,448	$175,358	$177,271

Outstanding stock options and Deferred Share Units values are disclosed in Note 6 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

In the Company’s second quarter MD & A, it was stated that despite modest revenue growth, earnings improvements, excluding restructuring costs, would outpace revenue increases. Subsequent to the Company’s third quarter performance, these expectations remain the same, as improved performance in the Juvenile and Recreational / Leisure segments will more than offset Home Furnishings declines.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The forward looking statements contained in this report reflect the Company’s expectations as at the date of this MD & A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2007	As at December 30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 11)	$ 34,860	$ 25,925
Accounts receivable	288,781	294,731
Income taxes receivable	10,713	8,264
Inventories	318,230	326,540
Prepaid expenses	8,259	9,652
Future income taxes	30,638	29,046
	691,481	694,158

PROPERTY, PLANT AND EQUIPMENT	136,848	142,002
INTANGIBLE ASSETS	272,335	261,966
GOODWILL (Note 12)	516,872	501,356
OTHER ASSETS (Note 1)	30,269	27,924
	$ 1,647,805	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 4,227	$ 3,733
Accounts payable and accrued liabilities	290,067	326,915
Income taxes payable	19,930	10,742
Dividends payable	4,175	–
Balance of sale payable	–	605
Current portion of long-term debt	62,679	7,832
	381,078	349,827

LONG-TERM DEBT (Note 4)	262,208	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,798	20,370
FUTURE INCOME TAXES	76,807	74,833
OTHER LONG-TERM LIABILITIES	8,375	7,719

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 5)	177,271	162,555
CONTRIBUTED SURPLUS	9,991	6,061
RETAINED EARNINGS	619,633	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	91,644	63,886
	898,539	799,522
	$ 1,647,805	$ 1,627,406

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 434,646	$ 431,019	$ 1,337,780	$ 1,305,313
Licensing and commission income	5,469	5,281	17,039	17,925
TOTAL REVENUE	440,115	436,300	1,354,819	1,323,238

EXPENSES
Cost of sales (Note 3)	333,585	330,541	1,027,182	1,022,198
Selling, general and administrative expenses	56,904	56,017	182,763	166,151
Depreciation and amortization (Note 10)	9,541	9,031	29,209	27,101
Research and development costs	1,940	2,177	6,428	6,710
Restructuring costs (Note 3)	875	–	12,756	–
Interest on long-term debt	6,117	7,563	18,676	22,823
Other interest	(476)	31	(237)	234
	408,486	405,360	1,276,777	1,245,217

Income before income taxes	31,629	30,940	78,042	78,021

Income taxes	5,269	5,867	12,898	10,831

NET INCOME	$ 26,360	$ 25,073	$ 65,144	$ 67,190

EARNINGS PER SHARE
Basic	$ 0.79	$ 0.76	$ 1.96	$ 2.04
Diluted	$ 0.79	$ 0.76	$ 1.96	$ 2.04

SHARES OUTSTANDING (Note 7)
Basic – weighted average	33,397,192	32,860,942	33,249,058	32,860,132
Diluted – weighted average	33,398,739	32,861,092	33,262,464	32,860,268

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

NET INCOME	$ 26,360	$ 25,073	$ 65,144	$ 67,190
OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self-sustaining foreign operations, net of tax of nil	19,297	(2,274)	27,758	22,224

COMPREHENSIVE INCOME	$ 45,657	$ 22,799	$ 92,902	$ 89,414

(See accompanying notes)

CONSOLIDATED STATEMENT OF CHANGES

IN SHAREHOLDERS’ EQUITY

ALL FIGURES IN THOUSANDS OF US $

	Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2006
	(unaudited)	(unaudited)
CAPITAL STOCK (Note 5)
Balance, beginning of period	$ 162,555	$ 162,503
Issued under stock option plan	14,716	42
Balance, end of period	177,271	162,545

CONTRIBUTED SURPLUS
Balance, beginning of period	6,061	3,639
Stock-based compensation (Note 6)	3,930	1,909
Balance, end of period	9,991	5,548

RETAINED EARNINGS
Balance, beginning of period	567,020	478,155
Net income	65,144	67,190
Dividends on common shares	(12,527)	–
Dividends on deferred share units	(4)	–
Balance, end of period	619,633	545,345

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period (1)	63,886	28,145
Other comprehensive income	27,758	22,224
Balance, end of period	91,644	50,369

TOTAL SHAREHOLDERS’ EQUITY	$ 898,539	$ 763,807

(1)

The opening balances for all periods presented represent net foreign currency translation adjustments. These balances have been reclassified in accordance with the new financial instruments accounting standards. Refer to Note 1.

(See accompanying notes)

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 26,360	$ 25,073	$ 65,144	$ 67,190
Items not involving cash:
Depreciation and amortization	9,541	9,031	29,209	27,101
Amortization of deferred financing costs	51	38	149	474
Future income taxes	4,520	4,749	(4,402)	4,055
Stock-based compensation (Note 6)	1,566	662	3,926	1,909
Pension and post-retirement defined benefit plans	274	829	1,148	1,795
Restructuring activities (Note 3)	(637)	(107)	14,085	(507)
Exchange gain from reduction of net investments in foreign operations	–	(1,239)	–	(1,239)
Loss on disposal of property, plant and equipment	114	165	4	190
	41,789	39,201	109,263	100,968
Net changes in non-cash balances related to operations (Note 11)	2,710	(15,987)	(14,331)	(33,671)
CASH PROVIDED BY OPERATING ACTIVITIES	44,499	23,214	94,932	67,297

FINANCING ACTIVITIES
Bank indebtedness	(867)	3,180	158	2,241
Long-term debt	(51,868)	(24,669)	(66,264)	(43,390)
Dividends on common shares	(4,172)	–	(8,349)	–
Issuance of capital stock (Note 5)	–	–	14,698	34
CASH USED IN FINANCING ACTIVITIES	(56,907)	(21,489)	(59,757)	(41,115)

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 11)	(68)	–	(2,832)	(4,946)
Additions to property, plant and equipment – net	(5,170)	(5,567)	(13,557)	(13,097)
Deferred development costs	(3,757)	(2,230)	(10,377)	(6,158)
Funds held by ceding insurer	–	3,704	–	3,647
Intangible assets	(737)	(193)	(1,320)	(2,592)
CASH USED IN INVESTING ACTIVITIES	(9,732)	(4,286)	(28,086)	(23,146)

Effect of exchange rate changes on cash	1,008	12	1,846	655
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,132)	(2,549)	8,935	3,691
Cash and cash equivalents, beginning of period	55,992	18,585	25,925	12,345
CASH AND CASH EQUIVALENTS, END OF PERIOD (Note 11)	$ 34,860	$ 16,036	$ 34,860	$ 16,036

Notes to the Consolidated Financial Statements

As at September 30, 2007

All figures in thousands of US$, except per share amounts (Unaudited)

1.

Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company, Dorel Industries Inc. (“Dorel” or the “Company”). They have been prepared on a basis consistent with those followed in the most recent audited financial statements except for change in accounting policies noted below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2006.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Effective January 2007, the Company’s electric ride-on toy business, previously included in the Juvenile segment, has been transferred to the Recreational / Leisure segment. To allow for better year-over-year comparability, prior year comparative segmented revenue of $3,014 for the quarter ($10,516 year to date) and earnings from operations of $665 for the quarter ($1,344 year to date) have been reclassified. Segmented figures are presented in Note 12 to these interim financial statements. Certain other prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Change in Accounting Policies

Effective as of the beginning of our 2007 fiscal year, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially and subsequently measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are subsequently measured at amortized cost. Subsequent recognition of changes in fair value of financial instruments remeasured each reporting date at fair value depend on their initial classification. Held for trading financial investments are measured at fair value with all gains and losses included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with gains and losses included in other comprehensive income until the asset is removed from the balance sheet or until impaired.

1.

Accounting policies (continued)

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase or sale. Certain derivatives embedded in other contracts must also be separated from the main contract and measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held for trading. Accounts receivable are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, dividends payable, long-term debt, other long-term liabilities and balance of sale payable are classified as other liabilities, all of which are measured at amortized cost. As at December 30, 2006 and September 30, 2007, all outstanding foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings as the Company elected not to follow hedge accounting for these derivatives.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Except for those incurred on the revolving credit facility, transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $217 as at September 30, 2007 ($331 – December 31, 2006), previously recorded in other assets, have been reclassified against long-term debt. The adoption of these new standards also resulted in the reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheet.  The adoption of these standards had no impact on the consolidated statement of income.

2.

Business acquisition

On February 28, 2007, the Company acquired a 55% interest in an Australian company IGC (Australia) Pty Ltd (“IGC”). Operating as In Good Care, IGC is a manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2,779 (AUD$3,503) in return for the 55% controlling interest and refinanced IGC’s debt in the amount of $7,437 (AUD$9,375) through its existing credit facilities.

As part of the acquisition, the Company entered into a put and call agreement with the minority interest holder for the purchase of its 45% stake in IGC. Under the terms of this agreement, if specified earnings objectives are not met at the end of 2008 and at the end of each subsequent year, Dorel has an option to buy this 45% minority interest (the call option) at a formulaic variable price based mainly on earnings levels in future periods (the “exit price”). Similarly, the holder of the minority interest has an option to sell his 45% stake in IGC to Dorel (the put option) for the same variable exit price if a certain earnings target is reached in 2008 or at the end of any subsequent year. In addition, following December 31, 2012, the minority interest holder has the right to sell its 45% stake in IGC to Dorel at any time for the same terms. The agreement does not include a specified minimum amount of contingent consideration. Under the liability method of accounting, the put and call agreement is reflected in the financial statements as follows:

(i)

The put and call agreement is considered to have been fully executed at the time of acquisition, resulting in the purchase by Dorel of a further 45% interest in IGC. As a result, Dorel has consolidated 100% of IGC at the inception of this agreement.

(ii)

When the contingency is resolved in 2008 and in each subsequent year until the put or call option is exercised, the value of the exit price will be determined and recorded as a financial liability and as an additional element of the purchase price and will increase goodwill.

2.

Business acquisition (continued)

The acquisition has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The breakdown of the purchase price presented is preliminary. The goodwill is not deductible for tax purposes.  The total goodwill amount is included in the Company’s Juvenile segment as reported in Note 12.

The preliminary assets acquired and the liabilities assumed consist of the following:

Assets
Cash and cash equivalents	$ 541
Accounts receivable	2,614
Inventories	4,888
Prepaid expenses	139
Short-term future income tax assets	504
Property, plant and equipment	2,213
Intangible assets	3,609
Goodwill	675
15,183

Liabilities
Bank indebtedness	196
Accounts payable and accrued liabilities	2,920
Long-term debt	7,907
Long-term future income tax liabilities	1,381
12,404
Total purchase price	$ 2,779

3.

Restructuring activities

Juvenile Segment

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities affecting the Juvenile Segment. Significant operational changes related to the production facilities in Telgate, Italy and Cholet, France are being implemented. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges of approximately $15,000. To date, the Company has recorded a cumulative charge of $10,045 under the plan, including $1,615 of non-cash charges related to the write-down of long-lived assets and inventory markdowns, $9,425 of employee severance and termination benefits and $132 of other associated costs, net of curtailment gains on defined benefit pension plans of $486 and gains on sale of machinery and equipment of $641. Of this $10,045 cumulative charge, $4,000 was recorded in the fourth quarter of 2006 and $6,045 has been recorded in the current fiscal year.  Additional costs expected to be incurred under this plan are approximately $4,000 of severance and $1,000 of other associated costs.

3.

Restructuring activities (continued)

The costs recognized in the current year for these restructuring activities consist of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Employee severance and termination benefits	$ 800	$ –	$ 6,554	$ –
Gains on sale of machinery & equipment	(641)	–	(641)	–
Other associated costs	2	–	132	–
Total	$ 161	$ –	$ 6,045	$ –

As at September 30, 2007, the related restructuring plan provision totaling $7,960 consists of employee termination benefits. Of this amount, $6,397 is included in accrued liabilities and $1,563 is included in other long-term liabilities. A summary of the Company’s restructuring plan provision is as follows:

	Balance December 30, 2006	2007 Provision	Cash received(paid)	Effect of foreign exchange	Balance September 30, 2007

Employee severance and termination benefits	$ 2,935	$ 6,554	$ (2,063)	$ 534	$ 7,960
Other associated costs	–	132	(132)	–	–
Total	$ 2,935	$ 6,686	$ (2,195)	$ 534	$ 7,960

Home Furnishings Segment

On May 17, 2007, the Company announced a plan for restructuring at Ameriwood Industries.  The Company has determined that its current ready-to-assemble (RTA) furniture manufacturing footprint exceeds anticipated market needs. As such, the majority of manufacturing operations at the Dowagiac, Michigan RTA facility were suspended in July of this year. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment.

The total pre-tax cost of the restructuring plan is expected to be approximately $11,513, including $9,604 non-cash charges related to the write-down of long-lived assets and inventory markdowns, $655 of employee severance and termination benefits, $550 of contract termination costs and $704 of other associated costs. The plan is expected to be completed by the third quarter of 2008, with the majority of the costs being recorded this year.

3.

Restructuring activities (continued)

The costs recognized for these restructuring activities consist of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Building and equipment write-downs	$ –	$ –	$ 5,727	$ –
Employee severance and termination benefits	324	–	569	–
Contract termination costs	390	–	390	–
Other associated costs	–	–	25	–
Recorded as Restructuring costs	714	–	6,711	–
Move of inventory, equipment and other expenses (in Cost of sales)	45		45
Inventory markdowns (in Cost of sales)	127	–	3,877	–
Total	$ 886	$ –	$ 10,633	$ –

A summary of the Company’s restructuring plan provision included in accrued liabilities is as follows:

	Balance December 30, 2006	2007 Provision	Cash paid	Balance September 30, 2007

Employee severance and termination benefits	$ –	$ 569	$ (274)	$ 295
Contract termination costs	–	390	(120)	270
Other associated costs	–	25	(4)	21
Total	$ –	$ 984	$ (398)	$ 586

4.

Long-term debt

Effective February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this amended facility is $325,000 as disclosed in the Company’s year-end financial statements for December 30, 2006. The credit agreement was also amended to include an accordion feature allowing the Company to have access to an additional $200,000 on a revolving basis, if required. As at September 30, 2007, an amount of $162,000 relating to this facility is included in long-term debt.

5.

Capital stock

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Nine Months Ended September 30, 2007		Year Ended December 30, 2006
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,440,544	$ 1,921	4,473,244	$ 1,939
Converted from Class “A” to Class “B” (1)	(9,800)	(6)	(32,700)	(18)
Balance, end of period	4,430,744	$ 1,915	4,440,544	$ 1,921

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,420,898	$ 160,634	28,385,698	$ 160,564
Converted from Class “A” to Class “B” (1)	9,800	6	32,700	18
Issued under stock option plan (2)	535,750	14,716	2,500	52
Balance, end of period	28,966,448	$ 175,356	28,420,898	$ 160,634

TOTAL CAPITAL STOCK		$ 177,271		$ 162,555

(1)

During the period, the Company converted 9,800 (2006 - 32,700) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.60 per share (2006 - $0.56 per share).

(2)

During the period, the Company realized tax benefits amounting to $18 (2006 - $8) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

6.

Stock-based compensation

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2012.

The Company's stock option plan is as follows:

	Nine Months Ended September 30, 2007		Year Ended December 30, 2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,364,000	$ 30.73	1,456,500	$ 30.88
Granted	1,517,000	31.12	–	-
Exercised	(535,750)	27.11	(2,500)	16.95
Cancelled	(26,500)	30.02	(90,000)	33.35
Options outstanding, end of period	2,318,750	$ 31.92	1,364,000	$ 30.73

Total exercisable, end of period	619,625	$ 33.49	942,000	$ 29.68

A summary of options outstanding as of September 30, 2007 is as follows:

Total Outstanding				Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$29.27 - $32.62	1,628,500	$30.92	4.39	149,250	$30.68
$33.45 - $38.70	690,250	34.27	1.75	470,375	34.39
	2,318,750	$31.92	3.60	619,625	$33.49

Total compensation cost recognized in income for employee stock options for the quarter and nine months ended September 30, 2007 amounts to $1,485 and $3,609 respectively (2006 - $615 and $1,768 respectively), and was credited to contributed surplus.

6.

Stock-based compensation (continued)

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). A plan participant may also receive dividend equivalents paid in the form of DSU’s. During the third quarters ended September 30, 2007 and 2006, 2,863 and 1,886 DSU’s were issued respectively for fees forfeited and $81 (2006 - $47) was expensed and credited to contributed surplus. During the nine month periods ended September 30, 2007 and 2006, 10,102 and 5,650 DSU’s were issued respectively for fees forfeited and $317 (2006 - $141) was expensed and credited to contributed surplus. During the nine months ended September 30, 2007, an additional 136 DSU’s were issued for dividend equivalents and $4 (2006 – nil) was charged to retained earnings and credited to contributed surplus. At September 30, 2007, 25,960 DSU’s are outstanding with related contributed surplus amounting to $750.

7.

Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	33,397,192	32,860,942	33,249,058	32,860,132
Dilutive effect of stock options and deferred share units	1,547	150	13,406	136
Weighted average number of diluted shares	33,398,739	32,861,092	33,262,464	32,860,268
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	2,328,365	1,412,573	2,325,267	1,412,073

8.

Insurance recovery

In the second quarter of 2007, the Company has recorded a recovery of $2,200 in connection with the final settlement of a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices. This insurance recovery was recorded as a reduction of these additional costs, in cost of sales. In the third quarter of last year, the Company had recorded a recovery of $5,000 in connection with this claim.

9.

Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Defined contribution pension plans	$ 366	$ 376	$ 1,160	$ 1,142
Defined benefit pension plans	857	734	2,517	1,918
Post-retirement benefit plans	75	632	225	1,563
Total	$ 1,298	$ 1,742	$ 3,902	$ 4,623

10.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Depreciation – Property, plant and equipment	$ 5,760	$ 5,590	$ 18,635	$ 16,641
Amortization – Deferred development costs	2,585	2,336	7,129	6,839
Amortization – Intangibles	1,196	1,105	3,445	3,621
Total	$ 9,541	$ 9,031	$ 29,209	$ 27,101

11.

Statement of cash flows

Acquiring a long-lived asset by incurring a liability does not result in a cash outflow for the Company until the liability is paid. As such, the consolidated statement of cash flows excludes the following non-cash transactions:

	Third Quarter and Nine Months Ended September 30,
	2007	2006

Acquisition of property, plant and equipment financed by accounts payable and accrued liabilities	$ 575	$ 235
Acquisition of intangible assets financed by accounts payable and accrued liabilities	$ 2	$ 51

11.

Statement of cash flows (continued)

Net changes in non-cash balances related to operations are as follows:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Accounts receivable	$ 15,373	$ (11,844)	$ 14,559	$ 16,507
Inventories	14,538	(3,577)	15,491	(36,142)
Prepaid expenses	1,986	870	1,817	1,021
Accounts payable, accruals and other liabilities	(25,340)	(4,117)	(52,277)	(13,816)
Income taxes	(3,847)	2,681	6,079	(1,241)
Total	$ 2,710	$ (15,987)	$ (14,331)	$ (33,671)

Details of acquisition of subsidiary companies:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Acquisition of subsidiary companies (Note 2)	$ (258)	$ -	$ (2,779)	$ -
Cash acquired	190	-	541	-
	(68)	-	(2,238)	-
Balance of sale paid	-	-	(594)	(4,946)
	$ (68)	$ -	$ (2,832)	$ (4,946)

The components of cash and cash equivalents are:

	Third Quarter and Nine Months Ended September 30,
	2007	2006

Cash	$ 20,396	$ 16,036
Short-term investments	14,464	–
Cash and cash equivalents	$ 34,860	$ 16,036

11.

Statement of cash flows (continued)

Supplementary disclosure:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Interest paid	$ 8,515	$ 8,295	$ 20,744	$ 25,144
Income taxes paid	$ 3,832	$ 1,636	$ 11,764	$ 16,449
Income taxes received	$ 189	$ 3,318	$ 2,121	$ 9,112

12.

Segmented information

Industry Segments

	For The Third Quarter Ended September 30,
	Total		Juvenile		Home-Furnishings		Recreational / Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$440,115	$436,300	$ 236,755	$ 214,022	$ 122,087	$ 142,845	$81,273	$79,433
Cost of sales	333,585	330,541	164,405	149,351	103,554	117,813	65,626	63,377
Selling, general and administrative expenses	51,244	51,813	34,562	33,013	7,493	9,667	9,189	9,133
Depreciation & amortization	9,518	9,007	7,742	7,050	1,297	1,677	479	280
Research and development costs	1,940	2,177	1,370	1,490	570	687	–	–
Restructuring costs (Note 3)	875	–	161	–	714	–	–	–
Earnings from Operations	42,953	42,762	$28,515	$23,118	$8,459	$13,001	$5,979	$6,643
Interest	5,641	7,594
Corporate expenses	5,683	4,228
Income taxes	5,269	5,867
Net income	$26,360	$25,073

12.

Segmented information (continued)

	For The Nine Months Ended September 30,
	Total		Juvenile		Home-Furnishings		Recreational / Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$ 1,354,819	$ 1,323,238	$ 715,589	$ 662,836	$ 350,283	$ 396,651	$ 288,947	$ 263,751
Cost of sales	1,027,182	1,022,198	493,439	468,333	302,175	338,946	231,568	214,919
Selling, general and administrative expenses	165,005	152,199	108,015	95,894	28,056	28,329	28,934	27,976
Depreciation & amortization	29,142	27,032	23,315	21,253	4,504	4,982	1,323	797
Research and development costs	6,428	6,710	4,410	4,581	2,018	2,129	–	–
Restructuring costs (Note 3)	12,756	–	6,045	–	6,711	–	–	–
Earnings from Operations	114,306	115,099	$80,365	$72,775	$6,819	$22,265	$27,122	$20,059
Interest	18,439	23,057
Corporate expenses	17,825	14,021
Income taxes	12,898	10,831
Net income	$65,144	$67,190

Geographic Segments – Origin of Revenues

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Canada	$ 55,541	$ 55,593	$ 153,567	$ 143,608
United States	248,114	249,326	774,257	783,253
Europe	106,135	93,566	337,036	284,202
Other foreign countries	30,325	37,815	89,959	112,175
Total	$ 440,115	$ 436,300	$ 1,354,819	$ 1,323,238

12.

Segmented information (continued)

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	Sept. 30, 2007	Dec. 30, 2006	Sept. 30, 2007	Dec. 30, 2006	Sept. 30, 2007	Dec. 30, 2006	Sept. 30, 2007	Dec. 30, 2006
Balance, beginning of period	$501,356	$481,518	$ 326,969	$ 307,259	$31,172	$ 31,172	$ 143,215	$ 143,087
Additions (Note 2)	675	–	675	–	–	–	–	–
Additional consideration	–	128	–	–	–	–	–	128
Foreign exchange	14,841	19,710	14,841	19,710	–	–	–	–
Balance, end of period	$516,872	$501,356	$ 342,485	$ 326,969	$31,172	$ 31,172	$ 143,215	$ 143,215

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

October 31, 2007